Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 28, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on April 28, 2005, entitled "Conference call, webcast Statoil acquisition in Mexico".

Conference call, webcast Statoil acquisition in Mexico

In connection with Statoil's (OSE: STL, NYSE: STO) acquistion in deepwater Gulf of Mexico, a webcast will be held at 09.00 CET.

Thursday 28 April at 9:00 am CET

Presentation by executive vice president International Exploration & Production, Peter Mellbye

Conference call:
- International participants: dial +47 23 000 400
- Domestic participants: dial 800 80 119
- Ask for the "Statoil presentation"
- State your name and company
- To queue up for questions press * followed by 1

As the conference call will begin promptly at 09:00 CET you are kindly asked to dial in 10 minutes before start.

Please download the presentation material from www.statoil.com where it will be available from 08:45 CET.

Web Cast:
Please go to www.statoil.com and click on the link to the webcast to view and listen to a webcast of the presentation.

Q & A session will follow after the presentation.

Contact person:

Mari Thjømøe, senior vice president investor relations, tel: +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

SIGNATURES

Further information from:

Statoil - Public affairs
Public affairs manager, Kai Nielsen, +47 97 04 13 32 (mobile)

Statoil - Investor relations:
Mari Thjømøe, senior vice president investor relations, tel: +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

STATOIL ASA (Registrant)
Dated: April 28, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer